UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

The L.S. Starrett Co.

(Exact Name of Registrant as Specified in Charter)

Massachusetts	1-367	04-1866480
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

121 Crescent Street, Athol, Massachusetts	01331
(Address of Principal Executive Offices)	(Zip Code)

Stephen Walsh	(978) 249-3551
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 - Conflict Minerals Disclosure and Report

The L.S. Starrett Co. (the “Company”) evaluated its current product lines and determined that certain products, manufactured or contracted to manufacture, contain tin, tungsten, tantalum and/or gold (3TG). As a result the Company has filed a Conflict Minerals Report.

Item 1.02 - Exhibit

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://www.starrett.com/.

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The L.S. Starrett Co.

(Registrant)

/s/ Francis J. O'Brien

By: Francis J. O’Brien

Treasurer and Chief Financial Officer June 2, 2014

EXHIBIT INDEX

Exhibit 1.01 - Conflict Minerals Report.